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                              April 9, 2021

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corporation
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 26,
2021
                                                            File No. 333-251866

       Dear Mr. Wasserman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2021 letter.

       Amendment No. 2 to Form S-4 filed March 26, 2021

       Notes to the Unaudited Pro Forma Combined Financial Statements, page 212

   1.                                                   We note adjustments
(p), (q) and (ii) appear to relate to similar share-based awards.

                                                              Please revise to
provide all the facts and circumstances related to the awards discussing any
modifications or accelerated vesting provisions, comparing and contrasting the key
terms related to each entity, or disclose where this information is presented in your
filing.

                                                              Please clearly
explain the impact on the pro forma financial information for each
 Tom Wasserman
Altimar Acquisition Corporation
April 9, 2021
Page 2
              entity discussing any key differences. Specifically discuss the impact recognized as part of the business combination and the impact recognized post-combination.

                Please clarify why there is not an income statement impact for Owl Rock similar to the charge recognized for Dyal in adjustment (ii).
Legal Proceedings, page 233

2. We note your disclosure regarding Altimar stockholders having filed lawsuits and others have threatened to file lawsuits. Please update us on the status of these potential lawsuits.
         Please also provide us with copies of any plaintiff complaints if applicable, or advise.
Legal Proceedings, page 270

3. Please advise us on the current status of the legal proceedings discussed here and whether you anticipate they will be resolved prior to effectiveness. Please also include a Question and Answer regarding these legal proceedings, as well as those being brought by Altimar shareholders as discussed under "Legal Proceedings," at page 233.
       You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.



FirstName LastNameTom Wasserman                                 Sincerely,
Comapany NameAltimar Acquisition Corporation
                                                                Division of
Corporation Finance
April 9, 2021 Page 2                                            Office of
Finance
FirstName LastName